September 18, 2006

André DiMino, Chairman
Ivivi Technologies, Inc.
224-S Pegasus Avenue
Northvale, NJ 07647

Re: Ivivi Technologies, Inc.
Amendment Nos. 5 and 6 to Registration Statement on Form SB-2
Filed August 29, 2006 and September 14, 2006
File No. 333-122768

Dear Mr. DiMino:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Fee Table

1.   Please reconcile the number of shares listed in the fee table with your disclosure in the Explanatory Note.

Risk Factors, page 7

If our customers are unable to receive reimbursements from third parties, page 10

2.   Please revise the last sentence and third to last sentence of the last paragraph on page 10. Apply this comment to similar disclosure appearing elsewhere in the filing.

Financial Statements as of June 30, 2006 and 2005, page F-1

Note 1 Basis of Presentation and Significant Accounting Policies, page F-6

Stock Options and Warrants, page F-6

3.   We see that you adopted SFAS 123(R) during the three months ended June 30, 2006.   When you adopt a new accounting standard in an interim period the notes to interim financial statements should present all of the relevant disclosures required by that standard in the period of adoption. Please expand your disclosures as required by paragraph 84 of SFAS 123(R).

Financial Statements as of March 31, 2006 and 2005, page F-9

Note 7. Stockholders' Equity Transactions, page F-21

4.   We note your response to prior comment 19. Please tell us why you reclassified the $522,802 previously reported as deferred compensation against paid-in capital as of April 1, 2005 considering that you did not adopt SFAS 123(R) until the three months ended June 30, 2006. Please cite applicable accounting literature.

Alternate Pages For Selling Shareholder Prospectus

Selling Security Holders – Page A-3

5.   We reissue prior comments 101 and 102 from our comment letter dated March 11, 2005.

Part II

Item 26. Recent Sales of Unregistered Securities, page II-3

6.   Please ensure that you have filed as exhibits all agreements pursuant to which you sold securities listed in this section of the registration statement. We refer you to Item 601(b)(10) of Regulation S-B.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

André DiMino
Ivivi Technologies, Inc.
September 18, 2006
Page 3

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Kevin Kuhar at (202) 551-3662 or Lynn Dicker at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Adelaja Heyliger at (202) 551-3636 or me at (202) 551-3444 with any other questions.

Sincerely,

Perry Hindin
Special Counsel

cc (via fax):   Steven M. Skolnick, Esq.
                 Lowenstein Sandler PC
                 973.597.2477